Press release – exhibit 99.1

IRD Awarded $8.1 Million Hawaii Traffic Data Collection Project

OTTAWA, Canada – September 13, 2018 – International Road Dynamics Inc. (“IRD”) a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), announced today that it has been awarded a contract by the State of Hawaii Department of Transportation (“HDOT”) for Continuous Traffic Monitoring (“CTM”) Data Collection Goods and Services Statewide. CTM systems collect traffic volume, speed, vehicle classification, and weight data to support the HDOT’s continuous traffic monitoring program on state highways. This agreement covers the supply, operation and maintenance of the CTM systems, as well as data reporting, hosting, and management. The total five-year contract value is $8.1 million. Unless otherwise noted, all dollar amounts are expressed in United States (“U.S.”) dollars.

IRD has had a successful working relationship with HDOT going back to its original Truck Weigh-in-Motion station on Sand Island Parkway in 1986. Today there are 81 permanent traffic monitoring sites that are supported under this contract on six of the eight major Hawaiian Islands (Oahu, Maui, Hawaii, Lanai, Molokai, & Kauai). Additional site locations are expected to be added during the term of the project.

The traffic monitoring systems are used for assessing pavement damage caused by heavy vehicles.  Data from the systems will influence the development of the state’s commercial vehicle enforcement plans. Additionally, this data will be used as a means for providing estimates for noise studies and identifying changes in highway travel patterns and related factors. IRD’s VI²M™ (Vehicle Information in Motion) cloud-based data collection, reporting and analytics service is a key component of the new contract and will provide the state with a complete picture of activity across all traffic monitoring sites.

Mr. Randy Hanson, IRD's President and Chief Executive Officer commented, “We are proud of our record in Hawaii and committed to ensuring the success of HDOT’s Highways Planning Data Collection and Motor Vehicle Enforcement Programs. This project shows the importance of continually advancing IRD’s technology to anticipate our customer’s future needs. Relationships such as we have with HDOT provide a solid base to support new developments and offerings to all of our transportation industry partners.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems (ITS) industry. IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructure.

www.quarterhill.com© copyright Quarterhill 20181

Press release – exhibit 99.1

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and IRD in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and IRD believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or IRD’s forward-looking statements. Neither Quarterhill nor IRD has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

www.quarterhill.com© copyright Quarterhill 20182